Daniel K. Donahue
(949) 623-3518
ddonahue@prestongates.com
November 1, 2005
VIA FACSIMILE & FEDERAL EXPRESS
(202) 772-9218
Mr. Gary Todd
Reviewing Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, DC 20549

Re:	AMDL, Inc.
(SEC File No. 0-27689)
Dear Mr. Todd:
     On behalf of our client, AMDL, Inc. (“AMDL”), we are submitting this letter and enclosures in response to your letter of October 20, 2005. Courtesy copies of this letter and the enclosures are also being delivered to Eduardo Aleman, of the Division of Corporation Finance, for his information in connection with AMDL’s pending Registration Statement on Form S-3 filed on October 12, 2005 (SEC File No. 333-128954). Upon the resolution of the comments in your October 20th letter, AMDL will edgarize and file appropriate amendments to the periodic reports described below.
     On behalf of AMDL, set forth below are its responses to your comments set forth in your October 20th letter, in the order in which those comments were provided.
2004 Annual Report on Form 10-KSB (“2004 Form 10-KSB”)
     1. In connection with the preparation of its audited financial statements as of and for the year ended December 31, 2004, AMDL reviewed its immunogene therapy technology (“CIT technology”) under SFAS 144. Based on AMDL’s review, and after consultation with AMDL’s auditors, management of AMDL determined that events and circumstances that existed as of December 31, 2004 did not indicate that the carrying amount of the CIT technology may not be recoverable. The factors considered by AMDL and the basis of its belief concerning SFAS 144 impairment are set forth below. Our discussion has been organized around the bullet points (reproduced below in bold) set forth in comment no. 1 of your October 20th letter.

Mr. Gary Todd
November 1, 2005

•	Explain to us, in detail, why the technology is not impaired under SFAS [144]. Show us how you performed impairment testing under that guidance. Also, identify and thoroughly describe the bases for the significant assumptions underlying that testing. Your response should clearly demonstrate that your methods and assumptions are appropriate under GAAP.
Pursuant to Paragraph 8 of SFAS 144, “a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” AMDL reviewed the examples included in subparagraphs (a) through (f) of Paragraph 8 for events or changes in circumstances and also considered other factors that could indicate the need for an impairment review. The factors AMDL considered as possible indicators of the need for an impairment review included the following: (i) market projections for cancer technologies; (ii) significant under-performance relative to expected historical or projected future operating results; (iii) ability to obtain patents, including continuation patents, on the technology; (iv) significant changes in the strategic business objectives and utilization of the long lived assets; (v) significant negative industry or economic trends, including legal factors; and (vi) the potential for strategic partnerships for the development of our patented technology.
With respect to these factors, AMDL considered the following as of December 31, 2004:
(i)	Because the CIT technology is unique and in the early stages of development, no realistic projected cash flow that would be directly associated with the use of the CIT technology was available or could be produced. Therefore, AMDL reviewed and relied on various industry articles and publications projecting the market for cancer technologies.

(ii)	Since the CIT technology had yet to become the subject of revenue producing operations, nor had AMDL expected revenues by December 31, 2004, it could not be deemed to be significantly underperforming.

(iii)	AMDL obtained a patent on the CIT technology in May 2004 and a continuation application was also filed in that year. We have enclosed pages 7 and 13 to the 2004 Form 10-KSB marked to show our proposed disclosure of the filing of the continuation patent application.

(iv)	The business objective of attracting a strategic partner, the merits of that objective and the likelihood of its success had not changed since 2002.

Mr. Gary Todd
November 1, 2005

(v)	In regard to negative trends, including legal factors, AMDL thoughtfully considered the AcuVector litigation, which is disclosed on page 2 of the company’s 2004 Form 10-KSB. There had been no activity or change in the AcuVector lawsuit since its initiation in 2002, and AMDL believed that the lawsuit was without merit. In addition, AMDL was aware that Dr. Chang was in settlement discussions with the University of Alberta on the other claim, the nature of which suggested an outcome of the AcuVector claim favorable to AMDL.

(vi)	Until the patent referred to in (iii) above was issued, it was difficult to enter into significant discussions with a strategic partner. ADML only came into a position to attract a partner and conduct more detailed negotiations when the patent issued.
Based on the foregoing, among other factors referred to below, AMDL concluded that there were no events or circumstances as of December 31, 2004 indicating that the carrying amount of the CIT technology may not be recoverable. We have enclosed pages 13 and F-8 to the 2004 Form 10-KSB marked to show our proposed revisions to the MDA and financial statement note disclosure on this issue.
•	Describe the work you have performed on completing the technology since acquisition and reconcile the status of that work to that anticipated when you first acquired the technology. Describe the reasons for any delays and tell us why any delays have not rendered the technology impaired. Please be detailed and specific.
The CIT technology was complete when AMDL started investigating the CIT technology, but no patents had issued. The CIT technology was based on a family of patent applications filed as early as 1997. In fact, as a result of AMDL’s investigation, and prior to the acquisition of the CIT technology, Dr. Chang was required to file a new patent application on the CIT technology that was eventually acquired by AMDL, although it related back to the original filings. The application for the patent that issued, Patent No. 6,730,512 (“‘512 Patent”), was filed on April 4, 2001 and acquired by AMDL on August 31, 2001. The ‘512 Patent issued on May 4, 2004, and until that time there was (i) some doubt as to what claims would issue, and (ii) less likelihood that any large pharmaceutical company (“Big Pharma”) would license the technology without the patent having been issued as to the specified claims. The ‘512 Patent issued as to eight claims and the remaining claims were dropped. AMDL filed a continuation patent application, Application No. 10/785,577 (the “577 Application”), with respect to those claims. The ‘577 Application has not yet resulted in a patent, and is still being reviewed by the US Patent and Trademark Office (“USPTO”). According to the USPTO website, the ‘577 Application is in

Mr. Gary Todd
November 1, 2005

good standing. Currently, examinations take place 18 to 24 months after filing and thus the ‘577 Application is about ready for review. Given that the ‘512 Patent issued in May of 2004, and the ‘577 Application is yet to be reviewed, it is respectfully submitted that the time frames involved alone suggest that is somewhat premature to expect revenues to be generated from the CIT technology. There was nothing unanticipated as the patents and the patent processes proceeded in the usual course along the way.
•	Describe your plans, including timing, for generating cash flows from the technology. If the anticipated timing has changed from that established when the technology was first acquired, tell us how and why.
It has never been the strategy of AMDL to invest in a series of clinical trials to establish the efficacy of the CIT technology. Rather, the strategy, from the beginning, has been to obtain patents on the CIT technology and partner with a large pharmaceutical company to demonstrate its usefulness in the development of a vaccine for several types of cancer by enhancing the body’s immune system. The CIT technology is intended to build the body’s immune system and destroy cancer cells. Preliminary tests were conducted by Dr. Chang in Canada indicating that the CIT technology could be effective in treating skin and brain cancer. After acquiring the CIT technology, AMDL engaged Dr. Chang, the inventor, to conduct an animal study to demonstrate that the CIT technology might have applicability in the treatment of breast cancer. Dr. Chang conducted an animal study at University of Florida at a cost of $60,000 and the results were promising. This study, coupled with the trials in Canada and the patent, formed the basis of the “package” used to attempt to attract a Big Pharma partner. The cost of further studies or clinical trials is perceived to be prohibitive for a company the size of AMDL. It was always envisioned that any clinical trials and other studies beyond what was done in Canada would be done by a Big Pharma partner who had partnered with AMDL.
•	Tell us what you expect it will cost to bring the technology to revenue generating status and tell us how and when you expect to raise necessary funding. Describe any changes in the expected costs from those anticipated when you first acquired the technology.
As was anticipated at the time of acquisition of the CIT technology, AMDL does not anticipate expending any significant funds on furthering the technology other than the normal patent and legal fees incurred to prosecute the pending patent application.
•	Describe the status of your efforts to enter into strategic alliances or otherwise locate partners to develop the immunogene therapy technology intellectual property. If these efforts have not developed as anticipated at

Mr. Gary Todd
November 1, 2005

acquisition, describe the reasons for any delays and tell us why any delays have not rendered the technology impaired.
The patent process took a long time and it was not unreasonable to believe that until our patent issued that a partner would not be attracted. Notwithstanding the AcuVector claim, AMDL made a number of solicitations to Big Pharma partners in 2003 and 2004 before the patent had issued, but received no significant interest. One solicitation was made by Marvin Rosenthale, Ph.D., a member of the board of AMDL, to a number of pharmaceutical companies with whom he had contacts and prior experience with a similar matter. Gary Dreher, President of AMDL, also mailed information on the CIT technology to several major pharmaceutical companies in April 2004, many of whom attended a conference on biotechnology licensing. The conference was directed at attendees who were looking for new technologies in the cancer and related fields.
The AcuVector lawsuit has had an impact on AMDL’s ability to successfully exploit the CIT technology with a Big Pharma partner. It appears that AcuVector’s strategy is to make it more difficult for AMDL to attract a Big Pharma partner, even though AcuVector has no funds available to it and has consciously not advanced the case in Canada. AcuVector is hoping that AMDL will make a settlement offer. As stated in prior filings, AMDL believes AcuVector’s case is without merit. Until the AcuVector lawsuit is resolved, management believes that the AcuVector lawsuit could delay the timing of successful exploitation of the CIT technology, but does not believe it diminishes the value significantly as the life of the patent is approximately 16 more years.
•	On page 12 you disclose that your monthly cash burn rate is approximately $180,000 per month and that you expect your available resources to be sufficient through March 2006. Describe the extent to which the $180,000 includes work necessary to generate cash flows from and to recover the carrying amount of the immunogene therapy technology intellectual property.
The $180,000 excludes any expenditures related to further development or attempts to license the CIT technology, and further assumes that there are no significant expenditures on the CIT technology other than the legal fees incurred in furtherance of the patent prosecution process. We have enclosed page 12 to the 2004 Form 10-KSB marked to show our proposed disclosure of this matter.
•	Describe the status of the patent application. If receipt of any patent has been delayed from that anticipated when you first acquired the technology, identify and describe the reasons.

Mr. Gary Todd
November 1, 2005

See discussion above. No delays have been incurred which are not normal for the patent process generally.
•	Tell us why you believe the assigned useful life is reasonable and provide support for your conclusions.
The original useful life that was assigned is 20 years based upon the three additional years it might take to achieve a patent, plus 17 years of the patent. AMDL believes that due the early stage of the CIT’s technology development and the unique nature of the technology that there is no reason to believe that useful life has changed.
Form 8-K dated August 29, 2005 (“August Form 8-K”)
     2. We are attaching page 2 to the August Form 8-K marked to show our proposed disclosure regarding the penalty clauses which apply if the registration statement is not timely declared effective. A copy of the form of Securities Purchase Agreement is enclosed in the package being delivered via Federal Express. Pursuant to Section 6.8 and the definitions in Section 6.1 thereof, liquidated damages are payable in additional warrants only and are capped at 6% of the warrant shares issuable upon exercise of the warrants granted in the offering. The specific circumstances are as follows:
•	if the Registration Statement is (was) not filed within 60 days of the closing, or by October 15, 2005. This condition was met.

•	if the Registration Statement is not declared effective by the SEC within 120 days of the closing, or December 14, 2005, or within 5 business days of either (i) notification of non-review by the SEC or (ii) notification that AMDL may request acceleration of the effectiveness of the Registration Statement, if either of these dates are earlier. These dates have not yet occurred.

•	if the Registration Statement ceases to be effective and is not subsequently declared effective within a reasonable time based on the circumstances. No such event has occurred.
Should any of these circumstances occur, the liquidated damages would be payable in the form of additional warrants equal to 1.5% of the warrant shares (as defined) for each 30 day period (prorated) until the event is cured. Since there are 1,581,796 warrant shares, the liquidated damages would amount to 23,727 additional warrants for each 30-day period, with a maximum of 94,908 additional warrants. The additional warrants would be identical in nature to the warrants in the offering and thus exercisable at $0.49 if part of the first closing or $0.44 if part of the second closing. No cash is payable as liquidated damages or any other penalty.

Mr. Gary Todd
November 1, 2005

     AMDL has endeavored to fully respond to the staff’s comments set forth in its October 20th letter. Other than the proposed changes discussed herein and reflected by the attached enclosures, AMDL does not expect to make further revisions to its 2004 Form 10-KSB or the August Form 8-K.
     On behalf of AMDL, please be advised that AMDL acknowledges that:
     • AMDL is responsible for the adequacy and accuracy of the disclosure in the filing;
     • Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     • AMDL may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you in advance for your review of the enclosed. Please contact the undersigned or Richard Bruck at (949) 975-8181 if you have any questions.

Very truly yours,

Preston Gates & Ellis llp

/s/ Daniel K. Donahue

DKD:lsh
Enclosures/stated
cc:	Eduardo Aleman, Esq. (via facsimile & Federal Express)
Mr. Gary L. Dreher
Mr. Arthur S. Rosten
Mr. Michael Faddoul
Richard H. Bruck, Esq.